Invesco Mortgage Capital Inc. Two Peachtree Pointe 1555 Peachtree Street, NE Atlanta, GA 30309

August 14, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3233
Washington, D.C. 20549

Re: Invesco Mortgage Capital Inc.
Item 4.02 Form 8-K
Filed on August 10, 2015
File No. 001-34385

Dear Ms. Sobotka:

This letter sets forth the responses of Invesco Mortgage Capital Inc. (the “Company”) to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 11, 2015, relating to Item 4.02 of the Company’s Current Report on Form 8-K (the “Form 8-K”) filed with the Commission on August 10, 2015.  For your convenience, we have set forth below your comments followed by the Company’s responses thereto.

Item 4.02 Form 8-K filed August 10, 2015

1.
Please provide your materiality analysis that resulted in the conclusion that amended quarterly reports do not need to be filed for the periods under restatement up to December 31, 2014.  Include within your analysis, the impact of the restatement adjustments for each quarter that will be restated.

As disclosed in the Form 8-K, on August 9, 2015, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) concluded, based on the recommendation of management, that each of the Company’s previously issued (i) consolidated financial statements as of and for the years ended December 31, 2013 and 2014 and (ii) interim consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013 and for all subsequent quarters through the quarter ended March 31, 2015, need to be restated (the “Restatement”) and should no longer be relied upon.  The accounting errors resulting in the Restatement are discussed in detail in the Form 8-K.

The Company intends to amend the financial statements and related information for the 2013 and 2014 periods included in the Restatement by filing a comprehensive amended Form 10-K (a “Comprehensive Form 10-K/A”) for the year ended December 31, 2014.  The Comprehensive Form 10-K/A will include amendments to financial information for the years ended December 31, 2013 and 2014 and the quarters ended March 31, 2013 through December 31, 2014 and disclosure with respect to the adjustments for each quarter impacted by the Restatement, among other items discussed in more detail below.

The Company believes the Comprehensive Form 10-K/A is the most appropriate method of correcting the accounting errors and is in the best interests of the Company’s stockholders because it enables the Company to provide all material information to investors pertaining to the relevant periods of 2013 and 2014 impacted by the Restatement without significant repetition, while reducing the financial burden of the Restatement resulting from the related accounting, legal and other costs.  The Company further believes that amending each of the Quarterly Reports on Form 10-Q for the interim periods of 2013 and 2014 covered by the Restatement, in addition to the Comprehensive Form 10-K/A, would not provide meaningful additional information to stockholders and the investment community.  Further, filing a Comprehensive Form 10-K/A  will benefit stockholders because it enables the Company to file its amended annual and periodic reports in a timelier manner than if the Company otherwise were required to amend six additional filings that will otherwise be included in the Comprehensive Form 10-K/A.  Lastly, given the fact the Company intends to consecutively file (i) the Comprehensive Form 10-K/A, (ii) an amended Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and (iii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 on August 17, 2015, the Company believes amending each Form 10-Q for the interim periods of 2013 and 2014 covered by the Restatement could be confusing due to the number of filings involved.

The Company intends to include the following information in the Comprehensive Form 10-K/A:

•	An explanatory note at the beginning of the Comprehensive Form 10-K/A that discusses the reason for the restatement and the nature of the accounting errors;

•	Selected Financial Data for the most recent five years as required by Item 301 of Regulation S-K, restated for 2013 and 2014 with columns labeled “As Restated;”

•
Management’s Discussion and Analysis as required by Item 303 of Regulation S-K, based on the restated financial information, including a review of the quarterly impact of the Restatement on the Company’s statement of operations for 2013 and 2014;

•	Audited annual financial statements for the most recent three years, restated for 2013 and 2014 with columns labeled “As Restated;”

•	Restated interim period 2013 and 2014 balance sheets and statements of operations with the level of detail required by Regulation S-X Article 10-01;
•	Footnote disclosure reconciling previously filed annual and quarterly financial information to the restated financial information, on a line-by-line basis, as a result of the accounting errors; and

•
As discussed in response to Comment 2 below, revisions to the Company’s prior disclosures regarding management’s assessment of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting under Item 9A.

To the extent applicable, the Company’s amended Form 10-Q for the period ended March 31, 2015 and the Company’s Form 10-Q for the period ended June 30, 2015 will also include the above listed-items.

The Company is working to complete the Restatement as soon as possible and expects to make its amended filings on August 17, 2015 consistent with the approach proposed above.

2.
We note you are reassessing your internal controls over financial reporting conclusions in light of the non-reliance placed on previously issued financial statements.  Please tell us what consideration you have given to the conclusion indicating you had effective disclosure controls and procedures for the periods under restatement.

At the time of the Form 8-K filing, management had not completed its reassessment of internal control over financial reporting or disclosure controls and procedures for presentation to the Audit Committee.  The Company has subsequently concluded that it had a material weakness in its internal control over financial reporting and that its disclosure controls and procedures were not effective and will revise its report on internal controls and its conclusion regarding disclosure controls and procedures in its Comprehensive Form 10-K/A and its amended Form 10-Q for the period ended March 31, 2015.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (972) 715-7400.

Very truly yours,

By:	/s/ Richard Lee Phegley, Jr.
Richard Lee Phegley, Jr.
Chief Financial Officer

cc:           Rick Huff, Grant Thornton LLP
Mark C. Kanaly, Alston & Bird LLP
Lesley H. Solomon, Alston & Bird LLP